SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July, 2017

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Autonomous City of Buenos Aires, July 10, 2017

To the

Bolsa de Comercio de Buenos Aires

(Buenos Aires Stock Exchange)

Ref.: Dividends

The purpose of this letter is to comply with the Merval Listing Regulations.

In this regard, and continuing with previous communications dated June 8, 2017 and June 29, 2017, the Board of Directors of YPF S.A., at its meeting on July 9, 2017, has considered it prudent to leave without effect its decision regarding dividends on June 8, 2017 and consequently to postpone such decision within the scope established by the shareholders’ meeting on April 28, 2017, in order to ensure strict compliance with certain contractual obligations assumed by the Company, all in accordance with applicable regulation and in safeguarding the general interests of the Company and its shareholders.

Notwithstanding the foregoing, it is clarified that the Company had a cash and equivalent position of approximately Ps. 23,400 million as of June 30, 2017, counting on ample liquidity and soundness to make the dividend payment of Ps. 716 million at any time without any financial hardship.

Yours faithfully,

Diego Celaá

Market Relations Officer

YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: July 10, 2017	By:	/s/ Diego Celaá
	Name:	Diego Celaá
	Title:	Market Relations Officer